May 2, 2025

Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Donial Dastgir, Esq.

  Mr. Arthur Sandel, Esq.

Re:	Capital One Funding, LLC

Capital One Multi-asset Execution Trust

Capital One Master Trust

Amendment No. 1 to Registration Statement on Form SF-3

File Nos. 333-285591, 333-285591-01 and 333-285591-02

Ladies and Gentlemen:

Capital One Funding, LLC, in its capacity as depositor for Capital One Master Trust and Capital One Multi-asset Execution Trust, hereby requests that the effective date of the above-referenced Form SF-3 Registration Statement, as amended, be accelerated to 1:00 p.m. (EST) on May 6, 2025, or as soon thereafter as practicable.

Very truly yours,

CAPITAL ONE FUNDING, LLC

By:	/s/ Franco E. Harris
Name: Franco E. Harris
Title: President